UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA WATER TO IMPLEMENT
ITS INNOVATIVE HYBRID DESALINATION SOLUTION
IN NEW CONTRACT WITH FUJAIRAH, UNITED ARAB EMIRATES

Paris, August 29, 2007 - Veolia Water Solutions & Technologies, through its subsidiary SIDEM (VWS-Sidem), the thermal desalination specialist, has been selected to build a new desalination plant in the Emirate of Fujairah in the United Arab Emirates. The plant will be located in Qidfa and will produce 590,000 m3/day of desalinated water to meet growing demand and strengthen the region’s development potential. Veolia Water’s share of the contract represents $805 million (€ 596 million) of revenues over the duration of the project.

The desalination plant will be linked to a 2,000 MW power plant, for which Alstom will be in charge of the engineering, construction and equipment supply. The project is headed by a consortium set up by the public authority Abu Dhabi Water and Electricity Authority (ADWEA) in collaboration with International Power Plc. and Marubeni Corp.

The originality of the desalination project lies in the combination of the two main technologies that will be used: Multiple Effect Distillation (MED) and reverse osmosis. This hybrid solution has been developed exclusively by Veolia Water Solutions & Technologies subsidiaries SIDEM and OTV. The innovative combination will allow optimal use of the electricity generated by the power plant, especially during the winter months.

The facilities to be put in place by the Veolia Water Solutions & Technologies subsidiaries will include 12 MED desalination units, each with a production capacity of 38,500 m3/day, and a reverse osmosis desalination unit with a production capacity of 128,000 m3/day. Commissioning of the new plant is scheduled for summer 2010.

“We are very pleased to be involved in this new project which, coming just a few weeks after the Marafiq contract in Saudi Arabia, strengthens our already solid presence in this region. The consortium’s decision to opt for hybrid desalination shows that Veolia Water has the capability to invent and implement the most innovative solutions and technologies available in this field,” said Antoine Frérot, Chief Executive Officer of Veolia Water.

SIDEM, a subsidiary of Veolia Water Solutions & Technologies, is one of the world leaders in thermal seawater desalination. Present in Saudi Arabia since the 1970s, the company now boasts 73 desalination facilities in the region. Its most recent contracts include Marafiq, Saudi Arabia (800,000 m3/day), Al Hidd, Bahrain (270,000 m3/day), Al Khobar, Saudi Arabia (267,000 m3/day), and Al Taweelah A1, UAE (240,000 m3/day).

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 108 million people worldwide. With 77 800 employees, its 2006 revenues amounted to €10,1 billion.

Veolia Water Solutions & Technologies (VWS) is the technology subsidiary of Veolia Water. The company specializes in the engineering, design and construction of turnkey facilities, and creates technological solutions that are integral to these units.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. http://www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel +33 (0)1 71 75 01 67

US investors contact Brian Sullivan – Tel +1 630-371-2749

Press release available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President